SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

DEL FRISCO’S RESTAURANT GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

245077102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 245077102

1.	NAMES OF REPORTING PERSONS Stephens Investment Management Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 680,025
	7.	SOLE DISPOSITIVE POWER 1,044,555
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,555
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%
12.	TYPE OF REPORTING PERSON IA

SCHEDULE 13G

CUSIP NO. 245077102

1.	NAMES OF REPORTING PERSONS Stephens Investments Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 680,025
	7.	SOLE DISPOSITIVE POWER 1,044,555
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,555
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%
12.	TYPE OF REPORTING PERSON HC

SCHEDULE 13G

CUSIP NO. 245077102

1.	NAMES OF REPORTING PERSONS Stephens Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 6,615
	6.	SHARED VOTING POWER 141,843
	7.	SOLE DISPOSITIVE POWER 148,998
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,998
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12.	TYPE OF REPORTING PERSON IA, BD

SCHEDULE 13G

CUSIP NO. 245077102

1.	NAMES OF REPORTING PERSONS Warren A. Stephens
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 6,615
	6.	SHARED VOTING POWER 821,868
	7.	SOLE DISPOSITIVE POWER 1,193,553
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,193,553
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12.	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 245077102

Item 1.

(a)	Name of Issuer: Del Frisco’s Restaurant Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

930 S. Kimball Ave., Suite 100, Southlake, TX 76092

Item 2.

(a)	Name of Person Filing:
(1)	Stephens Investment Management Group, LLC
(2)	Stephens Investments Holdings LLC
(3)	Stephens Inc.
(4)	Warren A. Stephens

(b)	Address of Principal Business Office or, if none, Residence

(1) through (4)

111 Center Street, Little Rock, Arkansas 72201

(c)	Citizenship:
(1)	and (2) Arkansas limited liability company
(3)	Arkansas corporation
(4)	United States of America

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number: 245077102

Item 3.	Stephens Investment Management Group, LLC and Stephens Inc. are investment advisers in accordance with Rule 13d-1(b)(1)(ii)(E). Stephens Inc. is also a broker or dealer registered under Section 15 of the Act. Stephens Investments Holdings LLC and Warren A. Stephens are each a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  See Items 5 – 11 on cover pages 2, 3, 4, and 5 of this schedule.

Item 5.	Ownership of Five Percent or Less of a Class.

  N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of the Common Stock reported on this schedule. None of such interests relate to more than five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
Date

Stephens Investment Management Group, LLC

By:	/s/ David Prince
David Prince
General Counsel

Stephens Investments Holdings LLC

By:	/s/ Warren A. Stephens

Warren A. Stephens
President and Manager

Stephens Inc.

By:	/s/ Warren A. Stephens
Warren A. Stephens
President

/s/ Warren A. Stephens
Warren A. Stephens

EXHIBIT A

The number of shares reported herein as beneficially owned by Stephens Investments Holdings LLC (“SIH”) is comprised of all of the shares beneficially owned by Stephens Investment Management Group, LLC (“SIMG”), a subsidiary of SIH and an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

The number of shares reported herein as beneficially owned by Warren A. Stephens is comprised of (i) all of the shares reported herein as beneficially owned by SIH, a company owned by Mr. Stephens, and (ii) all of the shares beneficially owned by Stephens Inc., a broker or dealer registered under Section 15 of the Act and an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E), which is owned by Mr. Stephens.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the shares of common stock, par value $0.001 per share, beneficially owned by each of them of Del Frisco’s Restaurant Group, Inc.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 14th day of February, 2014.

Stephens Investment Management Group, LLC

By:	/s/ David Prince
David Prince
General Counsel

Stephens Investments Holdings LLC

By:	/s/ Warren A. Stephens
Warren A. Stephens
President and Manager

Stephens Inc.

By:	/s/ Warren A. Stephens
Warren A. Stephens
President

/s/ Warren A. Stephens
Warren A. Stephens